02066005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED DEC 23 2002 WASH, D.C. 55 SECTION

Form 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

DEC 23 2002

Commission file number: 0-28493

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan

PROCESSED
JAN 30 2003
THOMSON FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O'Sullivan Industries Holdings, Inc.

1900 Gulf Street
Lamar, Missouri 64759-1899

Required Information

O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules of the Plan for the fiscal year ended June 30, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this Report as permitted by Item 4 of Form 11-K.

BKD LLP

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417 624-1065 Fax 417 624-1431

Commerce Bank Building
100 S. Broadway Street
P.O. Box 1448
Pittsburg, KS 66762-1448
620 231-7380 Fax 620 231-1226

bkd.com

Independent Accountants' Report

Administrative Committee
O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Lamar, Missouri

We have audited the accompanying statements of net assets available for benefits of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan as of June 30, 2002 and 2001 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2002 basic financial statements taken as a whole.

Solutions
for
Success

BKD, LLP

Joplin, Missouri
November 27, 2002

Federal Employer Identification Number: 44-0160260

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
June 30, 2002 and 2001

Assets

	2002	2001
Investments at fair value (cost of $25,053,229 and $26,071,656 at June 30, 2002 and 2001, respectively)	$ 21,930,296	$ 23,788,759
Receivables		
Employer contributions	2,180,797	53,920
Participant contributions	46,428	141,338
Accrued investment income	75	253
	2,227,300	195,511
Net Assets Available for Benefits	$ 24,157,596	$ 23,984,270

See Notes to Financial Statements

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended June 30, 2002 and 2001

	2002	2001
Investment Income		
Net appreciation (depreciation) in fair value of investments	$ (2,849,489)	$ (4,599,766)
Interest and dividends	581,286	1,735,898
	(2,268,203)	(2,863,868)
Contributions		
Employer	2,610,630	768,050
Participants	1,918,290	2,056,797
	4,528,920	2,824,847
Total additions	2,260,717	(39,021)
Deductions		
Benefits paid to participants and beneficiaries	2,082,341	2,510,522
Administrative expenses	5,050	6,600
Total deductions	2,087,391	2,517,122
Net Increase (Decrease)	173,326	(2,556,143)
Net Assets Available for Benefits, Beginning of Year	23,984,270	26,540,413
Net Assets Available for Benefits, End of Year	$ 24,157,596	$ 23,984,270

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Notes to Financial Statements
June 30, 2002 and 2001

Note 1: Description of Plan

This following description of the Plan provides only general information. Employees should refer to the prospectus/summary plan description for O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan for a more complete description of the Plan's provisions. The document is available from the plan sponsor.

General

The Plan is a defined contribution plan covering all full time employees of O'Sullivan Industries Holdings, Inc. (Company) and its subsidiaries who have at least 750 hours of service during the first six months of continuous employment or 1,000 hours of service during the first twelve months of continuous employment or any plan year thereafter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees may elect 401(k) salary deferrals from 1% to 50% of compensation (in whole multiples of 1%), not to exceed the Internal Revenue Code limits. Employee rollover contributions from another qualified plan are allowed. Beginning in calendar year 2002, participants who are at least 50 years old are allowed to make "catch up" contributions to the Plan which exceed limits otherwise imposed by the Internal Revenue Code. For 2002, the maximum "catch up" contribution was $1,000.

Employer matching contributions are 50% of each participant's voluntary contribution which does not exceed 5% of the participant's annual compensation for the plan year. Employer profit sharing contributions may be made annually in accordance with the plan document and are at the sole discretion of the Board of Directors of O'Sullivan Industries Holdings, Inc. The maximum amount is not to exceed the provisions of ERISA or that amount allowed as deductible by the Internal Revenue Code.

Employer profit sharing contributions are allocated among participants who are employed on the last day of the plan year or who have terminated during the year due to death, disability or retirement at age 65. The allocation is based on each participant's annual compensation for the plan year, as a percentage of total annual compensation, for the plan year, of the plan participants eligible to receive an allocation. Discretionary profit sharing contributions of $2,180,797 and $0 were credited to participants' accounts for the years ended June 30, 2002 and 2001, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment earnings are considered plan earnings and are not taxable to participants until distributed in the form of benefits.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions plus these contributions' earnings. Vesting in the profit sharing contributions and related earnings is based on years of service. An employee is fully vested after 5 years of service. Amounts forfeited during any year due to nonvesting are first used to reinstate previous forfeitures to any participant reentering the Plan. Any remaining forfeitures reduce employer contributions for the year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their employee and rollover contributions account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest as established by the Administrative Committee at the prime rate on the date of the loan application, plus one percent. Term of repayment may not exceed 5 years, except when proceeds are used to purchase the participant's primary residence. A participant may repay the loan at any time without a penalty. A participant may have only one loan outstanding at any time.

Payment of Benefits

Benefits to terminated participants are paid in the form of a lump-sum distribution in cash to the extent a participant's account is invested in funds other than the O'Sullivan Stock Fund and in whole shares of stock, or cash at the participant's option, with cash distributed for any fractional shares to the extent a participant's account is invested in the O'Sullivan Stock Fund. Such distributions are taxable to the employee to the extent specified in the Internal Revenue Code and applicable state law.

For the years ended June 30, 2002 and 2001, benefits paid as reported on the statements of changes in net assets available for benefits include $2,473 and $2,629 in benefits paid in whole shares of stock at market value, respectively. The net appreciation on these distributions of stock was $1,175 and $1,030, respectively.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Valuation of Investments and Income Recognition

Investments are valued daily at market value based on the quoted market prices of the securities. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on October 24, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. A Plan amendment, dated October 29, 2002, was made at the request of the IRS to clarify certain provisions of the Plan referred to in the October 24, 2002 determination letter. Therefore, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3: Investments

Participants direct the investment of their contributions, employer contributions and earnings thereon. The Plan offers various investment options. The Plan currently offers eleven mutual funds and a loan fund as investment options for participants. The investment options under the Plan include:

Money Market Fund – UMB Scout Prime Money Market Fund – Invests in short-term instruments such as U.S. Treasury Bills, short-term government and corporate notes and securities maturing overnight. Effective January 1, 2001, this fund is no longer an investment option but continues to be used as the holding account for forfeitures until reallocation.

Corporate Bond Fund – PIMCO Total Return II Fund – Invests primarily in investment grade bonds, debentures and other fixed income securities, including U.S. Government securities, corporate bonds, mortgage-related securities and money market instruments. The fund may invest all of its assets in derivative instruments such as options, futures contracts or swap agreements. Amounts in the fund may also be temporarily invested in short-term, fixed-rate securities or accounts pending investment. As of June 30, 2002 and 2001, the number of participants in the Corporate Bond Fund was 330 and 337, respectively.

S & P 500 Index Fund – Federated Max-Cap Fund – Invests in all of the stocks in the Standard & Poor's 500 Composite Stock Index to provide long-term growth. As of June 30, 2002 and 2001, the number of participants in the S & P 500 Index Fund was 367 and 466, respectively.

Large Cap Stock Value Fund – American Century Equity Growth Fund – Invests primarily in common stocks of established domestic companies. The fund may also invest in foreign securities, securities convertible into common stocks, futures and options. As of June 30, 2002 and 2001, the number of participants in the Equity Fund was 0 and 607, respectively. Effective January 1, 2002, this fund is no longer an investment option.

International Fund – UMB Scout Worldwide Fund – Invests in a diversified portfolio of equity securities (common stock and securities convertible into common stock) of established companies either located outside the United States or whose primary business is carried on outside the country. As of June 30, 2002 and 2001, the number of participants in the International Fund was 105 and 108, respectively.

GNMA Fund – American Century GNMA Bond Fund – Invests primarily in GNMA certificates, but may also invest in other securities issued by the U.S. government, its agencies and instrumentalities. As of June 30, 2002 and 2001, the number of participants in the GNMA Fund was 60 and 36, respectively.

Balanced Fund – AIM Balanced Fund – Invests in a diversified portfolio of common stocks, preferred stocks, convertible securities and bonds. As of June 30, 2002 and 2001, the number of participants in the Balanced Fund was 0 and 707, respectively. Effective January 1, 2002, this fund is no longer an investment option.

Capital Preservation Fund – Federated Capital Preservation Fund – Invests in a diversified portfolio of guaranteed investment contracts issued by insurance companies, synthetic guaranteed investment contracts, annuities, group annuity contracts and bank investment contracts. As of June 30, 2002 and 2001, the number of participants in the Capital Preservation Fund was 1,111 and 1,433, respectively.

Mid-Cap Stock Fund - Janus Advisor Aggressive Growth Fund – Invests primarily in common stocks, and normally invests at least 50% of its equity assets in medium-sized companies. As of June 30, 2002 and 2001, the number of participants in the Mid-Cap Stock Fund was 0 and 63, respectively. Effective January 1, 2002, this fund is no longer an investment option.

Aggressive International Fund – Janus Advisor International Growth Fund – Invests at least 65% of its assets in securities of issuers in at least five different countries, excluding the United States. As of June 30, 2002 and 2001, the number of participants in the Aggressive International Fund was 53 and 35, respectively.

Large Cap Stock Growth Fund – MFS Massachusetts Investors Fund – Invests primarily in common stocks and convertible securities of companies which the advisor believes offer better than average prospects for long-term growth. As of June 30, 2002 and 2001, the number of participants in the Large Cap Stock Growth Fund was 849 and 926, respectively.

Small Cap Stock Fund – MFS New Discovery Fund – Invests at least 65% of its total assets in equity securities of emerging growth companies. As of June 30, 2002 and 2001, the number of participants in the Small Cap Stock Fund was 96 and 46, respectively.

Balanced Fund – MFS Total Return Fund – Invests in a combination of equity and fixed income securities. As of June 30, 2002, the number of participants in the Balanced Fund was 645. This fund became an investment option on January 1, 2002.

Large Cap Stock Value Fund – MFS Value Fund – Invests at least 65% of its total assets in income producing equity securities of companies which the fund advisor believes are undervalued in the market relative to their long term potential. As of June 30, 2002, the number of participants in the Large Cap Stock Value Fund was 538. This fund became an investment option on January 1, 2002.

Mid-Cap Stock Fund – American Century Heritage Fund – Invests in stocks of companies its managers believe will increase in value over time with earnings and revenues that are not only growing, but growing at a successively faster pace. As of June 30, 2002, the number of participants in the Mid-Cap Stock Fund was 97. This fund became an investment option on January 1, 2002.

O'Sullivan Stock Fund – Invests in O'Sullivan Industries Holdings, Inc. senior preferred stock. Beginning December 1, 1999, this fund was no longer offered as an investment option for participants. Participants may transfer their balance invested in this fund to other investment options but no additions may be made to this fund. As of June 30, 2002 and 2001, the number of participants in the O'Sullivan Stock Fund was 921 and 1,033, respectively.

Each share of senior preferred stock has a liquidation value of $1.50. The annual dividend rate for each share is 12% of the liquidation value. Annual dividends are cumulative and compound semiannally. Upon the redemption of the senior preferred stock, holders will be entitled to receive cash in an amount equal to the liquidation value of the senior preferred stock plus all accrued and unpaid dividends. Upon the consummation of a change in control of the Corporation or on November 30, 2011, the twelfth anniversary of the issuance of the preferred stock to the Plan, O'Sullivan Industries Holdings, Inc. is required to redeem the remaining senior preferred stock for cash in an amount equal to the liquidation value plus all accrued and unpaid dividends.

Loan Fund – Consists of loans to participants made within the guidelines described in *Note 2*. As of June 30, 2002 and 2001, the number of participants with outstanding loan balances was 274 and 259, respectively.

The Plan's investments are held in a bank-administered trust fund. The following table presents the Plan's investments. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified.

	2002	2001
Investments at Fair Value		
Federated Capital Preservation Fund	$ 5,429,475	$ 5,420,661
MFS Massachusetts Investors Fund	5,149,720	6,755,482
MFS Total Return Fund	4,459,336	—
MFS Value Fund	2,808,405	—
PIMCO Total Return II Fund	1,432,486	1,146,168
AIM Balanced Fund	—	4,786,657
American Century Equity Growth Fund	—	3,158,468
Other	2,650,874	2,521,323
Total investments	$ 21,930,296	$ 23,788,759

During the years ended June 30, 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $2,849,489 and $4,599,766, respectively, as follows:

Net Appreciation (Depreciation) in Fair Value

	2002	2001
Investments at Fair Value		
Mutual Funds	$ (2,994,262)	$ (4,524,159)
O'Sullivan Stock Fund	144,773	(75,607)
Net depreciation in fair value	$ (2,849,489)	$ (4,599,766)

Note 4: Transactions With Parties-In-Interest

The Plan invests in a money market fund, known as the UMB Scout Prime Money Market Fund, and in an international fund, known as the UMB Scout Worldwide Fund, which are managed by UMB Bank, N.A., the Plan's trustee. The balance in the money market fund was $43,463 and $87,319 and the balance in the international fund was $263,961 and $273,736 at June 30, 2002 and 2001, respectively.

The Plan held investments in loans to participants with a total fair value of $641,936 and $628,999 at June 30, 2002 and 2001, respectively.

The Plan also holds investments in the O'Sullivan Stock Fund which holds senior preferred stock of O'Sullivan Industries Holdings, Inc., the plan sponsor. Market value per share of senior preferred stock at June 30, 2002 and 2001 was $.75 and $.28, respectively. The balance in the O'Sullivan Stock Fund was $222,434 and $91,181 at June 30, 2002 and 2001, respectively.

Certain professional fees and certain administrative expenses are paid by the plan sponsor.

Note 5: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2002 and 2001 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$ 24,157,596	$ 23,984,270
Amounts allocated to withdrawing participants	(30,938)	(132,683)
Net assets available for benefits per the Form 5500	$ 24,126,658	$ 23,851,587

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended June 30, 2002 and 2001 to Form 5500:

	2002	2001
Benefits paid to participants per the financial statements	$ 2,082,341	$ 2,510,522
Add: Amounts allocated to withdrawing participants at end of fiscal year	30,938	132,683
Less: Amounts allocated to withdrawing participants at beginning of fiscal year	(132,683)	(38,524)
Benefits paid to participants per Form 5500	$ 1,980,596	$ 2,604,681

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30, but not yet paid as of that date.

Note 6: Plan Amendments

Effective January 1, 2002, the Plan was amended and restated to comply with the provisions of a series of enactments collectively known as "GUST" and the Economic Growth and Tax Relief Reconciliation Act of 2001.

For Plan years commencing on or after January 1, 2003, the sponsor may, at its discretion, make "Safe Harbor" matching contributions to satisfy the requirements of Section 401(k)(12)(B) of the Internal Revenue Code. The match will be 100% of each participant's pre-tax contribution up to 5% of compensation. Participants will be fully vested in these safe harbor matching contributions at all times.

O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
EIN 43-1659062 PN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
June 30, 2002

Identity of Issuer	Description of Investment	Fair Value
American Century	American Century GNMA Bond Fund	$ 122,286
PIMCO	PIMCO Total Return II Fund	1,432,486
Federated	Federated Capital Preservation Fund	5,429,475
Federated	Federated Max-Cap Fund	749,183
American Century	American Century Heritage Fund	290,600
MFS	MFS Total Return Fund	4,459,336
UMB	*UMB Scout Worldwide Fund	263,961
MFS	MFS Value Fund	2,808,405
Janus	Janus Advisor International Growth Fund	76,826
MFS	MFS Massachusetts Investors Fund	5,149,720
MFS	MFS New Discovery Fund	240,185
UMB	*UMB Scout Prime Money Market Fund	43,463
O'Sullivan Industries Holdings, Inc.	*O'Sullivan Industries Holdings, Inc. preferred stock	222,434
Various Participants	*Participant loans; rates 6.50-10.50%; maturing through June 2, 2021	641,936
		$ 21,930,296

*Party-in-interest to the Plan

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the O'Sullivan Industries Holdings, Inc. Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.
SAVINGS AND PROFIT SHARING PLAN

By ______________________
James C. Hillman
Administrative Committee Member

Date: December 20, 2002

BKD LLP

3230 Hammons Boulevard
P.O. Box 1824
Joplin, MO 64802-1824
417 624-1065 Fax 417 624-1431

Commerce Bank Building
100 S. Broadway Street
P.O. Box 1448
Pittsburg, KS 66762-1448
620 231-7380 Fax 620 231-1226

bkd.com

Consent of Independent Accountants

Administrative Committee
O'Sullivan Industries Holdings, Inc.
Savings and Profit Sharing Plan
Lamar, Missouri

We consent to incorporation by reference in the Registrat
No. 33-92904) of the O'Sullivan Industries Holdings, Inc.
report dated November 27, 2002, relating to the statements
O'Sullivan Industries Holdings, Inc. Savings and Profit Sha
and the related statements of changes in net assets available
2002 and 2001, which report appears in the June 30, 2002 ar
Industries Holdings, Inc. Savings and Profit Sharing Plan.

BKD, LLP

Joplin, Missouri
December 20, 2002